--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                          SCHEDULE TO (RULE 14D-100)
               Tender Offer Statement Pursuant to Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934
                             ---------------------

                             HOMESERVICES.COM INC.
                       (Name of Subject Company (Issuer))
                             ---------------------

                            HMSV ACQUISITION CORP.
                      MIDAMERICAN ENERGY HOLDINGS COMPANY
                     (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)
                                   437606106
                     (CUSIP Number of Class of Securities)
                             ---------------------
                              Douglas L. Anderson
                             302 South 36th Street
                                   Suite 400
                             Omaha, Nebraska 68131
                           Telephone: (402) 231-1642
          (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on Behalf of Filing Person)

                                   COPY TO:

                                Peter J. Hanlon
                           Willkie Farr & Gallagher
                              787 Seventh Avenue
                           New York, New York 10019
                           Telephone: (212) 728-8000

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
         TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
-------------------------------------           --------------------------------
            $    58,035,586                               $ 11,607.12
--------------------------------------------------------------------------------
* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding shares of Common Stock, par value $.01 per share, of HomeServices.Com Inc. (the "Shares"), not already owned by the filing persons at a price per Share of $17.00 in cash and assumes the purchase of all Shares issuable upon exercise of outstanding options. As of July 31, 2001, there were 8,722,942 Shares outstanding and 1,970,016 options to purchase Shares outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
[   ] Check the box if any part of the fee is offset as provided by Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      AMOUNT PREVIOUSLY PAID:  NOT APPLICABLE     FILING PARTY: NOT APPLICABLE
      FORM OR REGISTRATION NO.: NOT APPLICABLE    DATE FILED:   NOT APPLICABLE

[   ] Check the box if any part of the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement refers:

[X]   third-party tender offer subject to Rule 14d-1.

[   ] issuer tender offer subject to Rule 13e-4.

[X]   going private transaction subject to Rule 13e-3.

[X]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [ ]
--------------------------------------------------------------------------------

-------------------------------------      -------------------------------------
                                      13D
-------------------------------------      -------------------------------------
              CUSIP No. 437606106                    Page 2 of 10 Pages
-------------------------------------      -------------------------------------

-----------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      HMSV Acquisition Corp.
      -----------------------------------------------------------------------
-----------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                 (b) [ ]
      -----------------------------------------------------------------------
-----------------------------------------------------------------------------
  3   SEC USE ONLY

      -----------------------------------------------------------------------
-----------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      Not applicable
      ---------------------------------------------------------------------=-
-----------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                 [ ]
      -----------------------------------------------------------------------
-----------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware, USA
      -----------------------------------------------------------------------
-----------------------------------------------------------------------------
                         7   SOLE VOTING POWER
NUMBER OF                    0
SHARES                   ----------------------------------------------------
BENEFICIALLY             8   SHARED VOTING POWER
OWNED BY                     7,279,100
EACH                     ----------------------------------------------------
REPORTING                9   SOLE DISPOSITIVE POWER
PERSON                       0
WITH                     ----------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                             7,279,100
-----------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
      7,279,100
      -----------------------------------------------------------------------
-----------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     [ ]
      -----------------------------------------------------------------------
-----------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      83.4%
      -----------------------------------------------------------------------
-----------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      CO
      -----------------------------------------------------------------------
-----------------------------------------------------------------------------

-------------------------------------      -------------------------------------
                                      13D
-------------------------------------      -------------------------------------
           CUSIP No. 437606106                    Page 3 of 10 Pages
-------------------------------------      -------------------------------------

-----------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      MidAmerican Energy Holdings Company                   I.D. # 94-2213782
      -----------------------------------------------------------------------
-----------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                 (b) [ ]
      -----------------------------------------------------------------------
-----------------------------------------------------------------------------
  3   SEC USE ONLY

      -----------------------------------------------------------------------
-----------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      WC
      -----------------------------------------------------------------------
-----------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                 [ ]
      -----------------------------------------------------------------------
-----------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Iowa, USA
      -----------------------------------------------------------------------
-----------------------------------------------------------------------------
                         7   SOLE VOTING POWER
NUMBER OF                    0
SHARES                   ----------------------------------------------------
BENEFICIALLY OWNED BY    8   SHARED VOTING POWER
EACH                         7,279,100
REPORTING                ----------------------------------------------------
PERSON                   9   SOLE DISPOSITIVE POWER
WITH                         0
                         ----------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                             7,279,100
-----------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
      7,279,100
      -----------------------------------------------------------------------
-----------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [ ]
      -----------------------------------------------------------------------
-----------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      83.4%
      -----------------------------------------------------------------------
-----------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      HC
      -----------------------------------------------------------------------
-----------------------------------------------------------------------------

     This Tender Offer Statement on Schedule TO and Schedule 13E-3 Transaction Statement on Schedule TO (this "Schedule TO") relates to the tender offer by HMSV Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of MidAmerican Energy Holdings Company, an Iowa corporation ("MEHC"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Homeservices.Com Inc., a Delaware corporation ("HMSV"), at a purchase price of $17.00 per Share, net to the seller in cash, without interest thereon, upon the terms and conditions set forth in the Offer to Purchase dated August 27, 2001 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit
(a)(2) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

     The Shares will include the associated rights to purchase Series A Junior Participating Preferred Stock of HMSV (the "Rights"), issued pursuant to that certain Rights Agreement, dated as of October 14, 1999, between HMSV and ChaseMellon Shareholder Services, L.L.C. Unless the context otherwise requires, all references herein to Shares will include the Rights.

     This Schedule TO also amends and supplements the Schedule 13D filed by MEHC on April 18, 2000 (as amended by Amendment No. 1 to Schedule 13D filed on October 18, 2000 and Amendment No. 2 to Schedule 13D filed on August 22, 2001) to add Purchaser as a reporting person on the Schedule 13D and with respect to the terms of the cash tender offer and the merger referred to in Item 4 of Amendment No. 2 thereof.

     The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.


ITEM 1. SUMMARY TERM SHEET.

The information set forth in the "SUMMARY TERM SHEET" in the Offer to Purchase is incorporated herein by reference.


ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the subject company is HomeServices.Com Inc., a Delaware corporation. HMSV's executive offices are located at 6800 France Avenue South, Suite 600, Edina, Minnesota 55435 and its telephone number is (952) 928-5900. In addition, the information set forth in "THE TENDER OFFER -- Section 7 -- Certain Information Concerning HMSV" of the Offer to Purchase is incorporated herein by reference.

(b) The class of securities to which this Schedule TO relates is the Common Stock, par value $0.01 per share, of which 8,722,942 Shares were outstanding as of July 31, 2001. The information set forth on the cover page and in "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in "THE TENDER OFFER -- Section 6 -- Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.


ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b) This Schedule TO is filed by MEHC and Purchaser. The information set forth in "THE TENDER OFFER -- Section 8 -- Certain Information Concerning MEHC and Purchaser" of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

(c) The information set forth in "THE TENDER OFFER -- Section 8 -- Certain Information Concerning MEHC and Purchaser" of the Offer to Purchase and on
Schedule I thereto is incorporated herein by reference. During the last five years, none of MEHC or Purchaser or, to the best knowledge of MEHC and Purchaser, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise noted on Schedule I, the persons listed on Schedule I are citizens of the United States.


ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.


ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) The information set forth in "SPECIAL FACTORS -- Section 4 -- Certain Conflicts of Interests," "SPECIAL FACTORS -- Section 10 -- Transactions and Arrangements Concerning the Shares" and in "SPECIAL FACTORS -- Section 11 -- Related Party Transactions" of the Offer to Purchase is incorporated herein by reference. Except as disclosed above in this Item 5(a), during the past two years, there have been no transactions that would be required to be disclosed under this Item 5(a) between any of Purchaser or MEHC or, to the best knowledge of Purchaser and MEHC, any of the persons listed on Schedule I to the Offer to Purchase, and HMSV or any of its executive officers, directors or affiliates.

(b) The information set forth in "INTRODUCTION," "SPECIAL FACTORS -- Section 1 -- Background of the Offer" and "SPECIAL FACTORS -- Section 10 -- Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference. Except as set forth in "INTRODUCTION," "SPECIAL FACTORS -- Section 1 -- Background of the Offer" and "SPECIAL FACTORS -- Section 10 -- Transactions and Arrangements Concerning the Shares" of the Offer to Purchase, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed under this Item 5(b) between any of Purchaser or MEHC or, to the best knowledge of Purchaser and MEHC, any of the persons listed on Schedule I to the Offer to Purchase, and HMSV or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities of HMSV, an election of directors of HMSV or a sale or other transfer of a material amount of assets of HMSV.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (5)-(7) The information set forth in "INTRODUCTION," "SPECIAL FACTORS -- Section 1 -- Background of the Offer," "SPECIAL FACTORS -- Section 6 -- Purpose, Structure and Material Conditions of the Offer and the Merger; Reasons for the Offer and the Merger," "SPECIAL FACTORS -- Section 7 -- Plans for HMSV after the Offer and the Merger; Certain Effects of the Offer" and "THE TENDER OFFER -- Section 10 -- Certain Effects of the Offer on the Market for the Shares" of the Offer to Purchase is incorporated herein by reference.

(c)(2)-(4) Not applicable.


ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d) The information set forth in "THE TENDER OFFER -- Section 9 -- Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.


ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth on the cover page and in "INTRODUCTION," "SPECIAL FACTORS -- Section 4 -- Certain Conflicts of Interests," "SPECIAL FACTORS --
Section 9 -- Beneficial Ownership of Common Stock by Certain Persons," "SPECIAL FACTORS -- Section 10 -- Transactions and Arrangements Concerning the Shares" and "THE TENDER OFFER -- Section 8 -- Certain Information Concerning MEHC and Purchaser" of the Offer to Purchase is incorporated herein by reference.

(b) Neither Purchaser nor MEHC nor, to the best knowledge of Purchaser and MEHC, any of the persons listed on Schedule I to the Offer to Purchase has effected any transaction in HMSV securities during the past 60 days.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in "INTRODUCTION" and "THE TENDER OFFER --
Section 11 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.


ITEM 10. FINANCIAL STATEMENTS.

(a) Not applicable.

(b) Not applicable.


ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in "SPECIAL FACTORS -- Section 7 -- Plans for HMSV after the Offer and the Merger; Certain Effects of the Offer" and "THE TENDER OFFER -- Section 13 -- Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.


ITEM 12. EXHIBITS.

(a)(1) Offer to Purchase dated August 27, 2001.

(a)(2) Letter of Transmittal.

(a)(3) Notice of Guaranteed Delivery.

(a)(4) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(6) Letter from Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(7) Summary Advertisement as published in The Wall Street Journal on August 27, 2001.

(b) Credit Agreement, dated June 25, 2001, among MidAmerican Energy Holdings Company, as the borrower thereunder, banks and other financial institutions party thereto, Credit Suisse First Boston, as administrative agent, Commerzbank AG, New York Branch, as syndication agent, and Bank One, N.A., as documentation agent. (Incorporated herein by reference to MEHC's Current Report on Form 8-K (File No. 0-25551) filed on August 24, 2001.)

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

(f) Section 262 of the General Corporation Law of the State of Delaware (included as Annex A to the Offer to Purchase filed herewith as Exhibit
(a)(1)).

(g) Not applicable.

(h) Not applicable.


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     ITEM 2. SUBJECT COMPANY INFORMATION.

     (d) The information set forth in "THE TENDER OFFER -- Section 6 -- Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth in "SPECIAL FACTORS -- Section 1 -- Background of the Offer" and "SPECIAL FACTORS -- Section 10 -- Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in "SPECIAL FACTORS -- Section 10 -- Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

     ITEM 4. TERMS OF THE TRANSACTION.

     (c) Not applicable.

     (d) The information set forth in "SPECIAL FACTORS -- Section 8 -- Appraisal Rights in the Merger" of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) Not applicable.

     ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (c) The information set forth in "SPECIAL FACTORS -- Section 1 -- Background of the Offer," "SPECIAL FACTORS -- Section 10 -- Transactions and Arrangements Concerning the Shares" and "SPECIAL FACTORS -- Section 11 -- Related Party Transactions" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in "SPECIAL FACTORS -- Section 4 -- Certain Conflicts of Interests" and "SPECIAL FACTORS -- Section 11 -- Related Party Transactions" of the Offer to Purchase is incorporated herein by reference.


     (e) The information set forth in "SPECIAL FACTORS -- Section 9 -- Beneficial Ownership of Common Stock by Certain Persons" of the Offer to Purchase is incorporated herein by reference.

     ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (b), (c)(8) The information set forth in "SPECIAL FACTORS -- Section 7 -- Plans for HMSV after the Offer and the Merger; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

     ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a) The information set forth in "SPECIAL FACTORS -- Section 1 -- Background of the Offer" and "SPECIAL FACTORS -- Section 6 -- Purpose, Structure and Material Conditions of the Offer and the Merger; Reasons for the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "SPECIAL FACTORS -- Section 1 -- Background of the Offer," "SPECIAL FACTORS -- Section 2 -- Fairness of the Offer and the Merger" and "SPECIAL FACTORS -- Section 6 -- Purpose, Structure and Material Conditions of the Offer and the Merger; Reasons for the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "SPECIAL FACTORS -- Section 6 -- Purpose, Structure and Material Conditions of the Offer and the Merger; Reasons for the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in "SPECIAL FACTORS -- Section 2 -- Fairness of the Offer and the Merger," "SPECIAL FACTORS -- Section 6 -- Purpose, Structure and Material Conditions of the Offer and the Merger; Reasons for the Offer and the Merger," "SPECIAL FACTORS -- Section 7 -- Plans for HMSV after the Offer and the Merger; Certain Effects of the Offer," "THE TENDER OFFER -- Section 3 -- Procedures for Tendering Shares," "THE TENDER OFFER -- Section 5 -- Certain United States Federal Income Tax Consequences" and "THE TENDER OFFER -- Section 10 --Certain Effects of the Offer on the Market for the Shares" of the Offer to Purchase is incorporated herein by reference.

   ITEM 8. FAIRNESS OF THE TRANSACTION.


     (a)-(e) The information set forth in "INTRODUCTION," "SPECIAL FACTORS --
     Section 1 -- Background of the Offer," "SPECIAL FACTORS -- Section 2 -- Fairness of the Offer and the Merger," "SPECIAL FACTORS -- Section 6 -- Purpose, Structure and Material Conditions of the Offer and the Merger; Reasons for the Offer and the Merger," "THE TENDER OFFER -- Section 1 -- Terms of the Offer; Expiration Date" and "THE TENDER OFFER -- Section 12 -- Certain Conditions to the Offer" of the Offer to Purchase is incorporated herein by reference.


     ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.


     (a) None.


     (b) Not applicable.


     (c) Not applicable.


     ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.


     (c) The information set forth in "THE TENDER OFFER -- Section 11 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.


     ITEM 12. THE SOLICITATION OR RECOMMENDATION.


     (d), (e) The information set forth in "SPECIAL FACTORS -- Section 2 -- Fairness of the Offer and the Merger" and "SPECIAL FACTORS -- Section 10 -- Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.


     ITEM 13. FINANCIAL STATEMENTS.


     (a)(1)-(2), (4) The information set forth in "THE TENDER OFFER -- Section 7 -- Certain Information Concerning HMSV" of the Offer to Purchase is incorporated herein by reference. In addition, HMSV's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and HMSV's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2001 and June 30, 2001 are incorporated herein by reference.


     (a)(3), (b) Not applicable.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        MIDAMERICAN ENERGY HOLDINGS
                                        COMPANY



                                        By: /s/ David L. Sokol
                                            ------------------------------------
                                            Name: David L. Sokol
                                            Title: Chairman of the Board and
                                                   Chief Executive Officer



                                        HMSV ACQUISITION CORP.



                                        By: /s/ David L. Sokol
                                            ------------------------------------
                                            Name: David L. Sokol
                                            Title: Chief Executive Officer and
                                                   President




Date: August 27, 2001

                                  EXHIBIT INDEX


    EXHIBIT NO.                          DESCRIPTION
   -------------                         -----------
      (a)(1)  Offer to Purchase dated August 27, 2001.

      (a)(2)  Letter of Transmittal.

      (a)(3)  Notice of Guaranteed Delivery.

      (a)(4) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(5) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

      (a)(6) Letter from Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(7) Summary Advertisement as published in The Wall Street Journal on August 27, 2001.

      (b) Credit Agreement, dated June 25, 2001, among MidAmerican Energy Holdings Company, as the borrower thereunder, banks and other financial institutions party thereto, Credit Suisse First Boston, as administrative agent, Commerzbank AG, New York Branch, as syndication agent, and Bank One, N.A., as documentation agent. (Incorporated herein by reference to MEHC's Current Report on Form 8-K (File No. 0-25551) filed on August 24, 2001.)

      (c)     Not applicable.

      (d)     Not applicable.

      (e)     Not applicable.

      (f) Section 262 of the General Corporation Law of the State of Delaware (included as Annex A to the Offer to Purchase filed herewith as Exhibit (a)(1)).

      (g)     Not applicable.

      (h)     Not applicable.